UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

Commission File No.  333 — 101456

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

SMURFIT KAPPA FUNDING PLC
(Exact name of registrant as specified in its charter)

Beech Hill, Clonskeagh
Dublin 4, Ireland
353 1 202 7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 5/8% Dollar Senior Notes due 2012
10 1/8% Euro Senior Notes due 2012
7.75% Senior Subordinated Notes due 2015 (Euro denominated)
7.75% Senior Subordinated Notes due 2015 (Dollar denominated)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A.  Smurfit Kappa Funding PLC, a public limited company incorporated under the laws of Ireland and formerly known as MDP Acquisitions plc and JSG Funding plc (the “Company”), first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 28, 2003, in connection with the effectiveness of a Registration Statement on Form F-4 (Commission File No. 333-101456) relating to an exchange offer with respect to four outstanding series of high yield debt securities issued by the Company for substantially identical high yield debt securities that were registered under the Securities Act. The Registration Statement related to the Company's 9 5/8% Dollar Senior Notes due 2012 and 10 1/8% Euro Senior Notes due 2012 (collectively, the “Original Senior Notes”) and 15.5% Dollar Senior Subordinated Notes due 2013 and 15.5% Euro Senior Subordinated Notes due 2013 (collectively, the “Original Senior Subordinated Notes” and together with the Original Senior Notes, the “Original Notes”). The Company repaid all of the Original Senior Subordinated Notes prior to January 1, 2006, and, as a result, its obligation under Section 15(d) with respect to such Original Senior Subordinated Notes was automatically suspended at that time pursuant to Section 15(d). The Company redeemed all of the remaining Original Senior Notes on November 2, 2007.

B. The Company has filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which was originally filed with the SEC on April 27, 2007.

Item 2. Recent United States Market Activity

On July 20, 2005, the Company completed a registered exchange offer pursuant to which it issued €217,500,000 in aggregate principal amount of 7.75% Senior Subordinated Notes due 2015 (the “Euro Notes”) and $200,000,000 in aggregate principal amount of 7.75% Senior Subordinated Notes due 2015 (the “Dollar Notes” and together with the Euro Notes, the “Notes”), in exchange for substantially identical outstanding notes that were originally issued by the Company in a private placement.  The exchange offer was registered pursuant to a Registration Statement on Form F-4 (SEC No. 333-125371), which was declared effective by the SEC on June 15, 2005.  Since this time, the Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Notes are listed on the Luxembourg Stock Exchange, which is located in Grand Duchy of Luxembourg.  The Notes are not listed on any other exchange or inter-dealer quotation system. Until they were repaid by the Company, the Original Notes were also listed on the Luxembourg Stock Exchange.

B. The Notes were originally listed on the Luxembourg Stock Exchange on February 25, 2005.  The Company has maintained a listing of the Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The Euro Notes have been issued in the form of global securities which have been deposited with Deutsche Bank AG London, as euro book-entry depository, on behalf of Euroclear SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), as depositaries, and registered in the name of the nominee of the common depositary for Euroclear and Clearstream.  All beneficial interests in the Euro Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in Clearstream and Euroclear.  As of October 10, 2007, the Euro Notes were held by fewer than 300 holders of record on a worldwide basis. In particular, as of October 10, 2007, the Euro Notes were held by 121 direct participants of Euroclear and Clearstream.

The Dollar Notes have been issued in the form of global securities which have been deposited with Deutsche Bank Trust Company Americas, as dollar book-entry depository, on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. All beneficial interests in the Dollar Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. As of October 10, 2007, the Dollar Notes were held by fewer than 300 holders of record on a worldwide basis. In particular, as of October 10, 2007, the Dollar Notes were held by 26 direct participants of DTC.

All of the Original Notes have been repaid by the Company. As a result, there are no holders of record of the Original Notes as of November 2, 2007.

Item 7. Notice Requirement

On November 7, 2007, the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing, among other things, its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act. On the same date, the Company submitted to the SEC a copy of such notice under cover of a Form 6-K.

The Company used the international news wire service Business Wire to disseminate such notice in the United States.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Smurfit Kappa Funding PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Smurfit Kappa Funding PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

SMURFIT KAPPA FUNDING PLC

By:	/s/ Ian Curley
Name:	Ian Curley
Title:	Chief Financial Officer

Date: November 7, 2007